Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: January 30, 2019

Employee Town Hall © 2019 First Data Corporation. All rights reserved. The First Data name, logo and related trademarks and service marks are owned by First Data Corporation and are registered or used in the U.S. and many foreign countries. All trademarks, service marks, and trade names referenced in this material are the property of their respective owners.Employee Town Hall © 2019 First Data Corporation. All rights reserved. The First Data name, logo and related trademarks and service marks are owned by First Data Corporation and are registered or used in the U.S. and many foreign countries. All trademarks, service marks, and trade names referenced in this material are the property of their respective owners.

Transaction summary Structure and Exchange Governance Name Timing and Ratio and Leadership Headquarters Approvals › All-stock transaction, › Jeff Yabuki to be Chairman › Consolidated company will › Transaction is expected to creating a global leader in and CEO of the combined retain the Fiserv name close during the second financial and payments company half of 2019 › Global headquarters will technology › Frank Bisignano to be remain in Brookfield, › Subject to customary › First Data’s shareholders President, COO, and Wisconsin closing conditions will receive 0.303 new director of the combined including regulatory and Fiserv shares for each company shareholder approvals First Data share (equivalent › 10 member board, Six to be 1 to $22.74 per share) designated by Fiserv and › Pro forma ownership: four to be designated by 57.5% Fiserv shareholders First Data / 42.5% First Data 2 shareholders 1 Based on closing share prices as of 1/15/2019 2 Based on fully diluted ownership, including options and restricted stock units/awards, as applicable 1Transaction summary Structure and Exchange Governance Name Timing and Ratio and Leadership Headquarters Approvals › All-stock transaction, › Jeff Yabuki to be Chairman › Consolidated company will › Transaction is expected to creating a global leader in and CEO of the combined retain the Fiserv name close during the second financial and payments company half of 2019 › Global headquarters will technology › Frank Bisignano to be remain in Brookfield, › Subject to customary › First Data’s shareholders President, COO, and Wisconsin closing conditions will receive 0.303 new director of the combined including regulatory and Fiserv shares for each company shareholder approvals First Data share (equivalent › 10 member board, Six to be 1 to $22.74 per share) designated by Fiserv and › Pro forma ownership: four to be designated by 57.5% Fiserv shareholders First Data / 42.5% First Data 2 shareholders 1 Based on closing share prices as of 1/15/2019 2 Based on fully diluted ownership, including options and restricted stock units/awards, as applicable 1

Significant benefits for existing clients of both companies Financial Billers Merchants Institutions › Core banking software › Full cycle invoicing and payment › Improved integration acceptance with financial services › Commercial services to (cash management) business clients › Digital disbursements › Real-time payments › All card-based payments › Improved integration innovation › Deep valued-added integration › Enhanced fraud and risk › Enhanced fraud and risk management › Enhanced fraud and risk management 2Significant benefits for existing clients of both companies Financial Billers Merchants Institutions › Core banking software › Full cycle invoicing and payment › Improved integration acceptance with financial services › Commercial services to (cash management) business clients › Digital disbursements › Real-time payments › All card-based payments › Improved integration innovation › Deep valued-added integration › Enhanced fraud and risk › Enhanced fraud and risk management › Enhanced fraud and risk management 2

Combined Leadership

more than **1 in 3** U.S. financial institutions use Fiserv

5 years in a row as a Fortune Magazine World's Most Admired Company

3400 per second **$2.4 trillion** sales volume processed

more than **85 million** online banking users

140 million deposit accounts

process **4 out of 10** transactions at the point-of-sale in the US more than **6 million** business locations

nearly **46,000** combined associates worldwide

#1 global issuer processor

#1 global merchant acquirer

more than **370 million** eBills delivered

1 million Clover devices shipped

Innovation culture › Broad reach and presence › Leading franchises

Note: blue denotes First Data statistic, orange denotes Fiserv, black denotes combined

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First Data

Example: Embedding Clover in Fiserv’s core banking software Clover Merchant Account Deposit account Loan account CORE BANKING 4Example: Embedding Clover in Fiserv’s core banking software Clover Merchant Account Deposit account Loan account CORE BANKING 4

Strategic investments in Technology Innovation Incremental innovation investment Accelerate client value through differentiated $500 million solution integration funded from cost synergies deployed over five years Develop new capabilities based on market trends and client need › Digital enablement › Next-generation merchant solutions › Advanced risk Create transformative management › Data-focused digital experiences reflecting solutions changing client needs › eCommerce 5Strategic investments in Technology Innovation Incremental innovation investment Accelerate client value through differentiated $500 million solution integration funded from cost synergies deployed over five years Develop new capabilities based on market trends and client need › Digital enablement › Next-generation merchant solutions › Advanced risk Create transformative management › Data-focused digital experiences reflecting solutions changing client needs › eCommerce 5

Compelling Financial Profile In billions, as of the twelve months ended 9/30/2018 Combined Fiserv First Data Synergies (including run-rate 4 synergies ) 1 Adjusted revenue $5.5 $8.6 $0.5 $14.6 2 Adjusted operating income $1.8 $2.4 $1.1 $5.3 3 Free cash flow $1.2 $1.5 $0.9 $3.6 1 Adjusted revenue for Fiserv, as reported on a stand-alone basis; Segment revenue shown for First Data, as reported on a stand-alone basis. 2 Adjusted operating income includes proportional reporting for First Data, encumbered by stock-based compensation expense. 3 Free cash flow defined as cash flow from operations, less capex, less distributions to non-controlling interests and adjusted for one-time items. 6 4 Includes anticipated run-rate revenue synergies of $500 million (at 45% margin) and run-rate cost savings of $900 million; assumes 17.5% tax rate on synergies for purposes of combined free cash flow.Compelling Financial Profile In billions, as of the twelve months ended 9/30/2018 Combined Fiserv First Data Synergies (including run-rate 4 synergies ) 1 Adjusted revenue $5.5 $8.6 $0.5 $14.6 2 Adjusted operating income $1.8 $2.4 $1.1 $5.3 3 Free cash flow $1.2 $1.5 $0.9 $3.6 1 Adjusted revenue for Fiserv, as reported on a stand-alone basis; Segment revenue shown for First Data, as reported on a stand-alone basis. 2 Adjusted operating income includes proportional reporting for First Data, encumbered by stock-based compensation expense. 3 Free cash flow defined as cash flow from operations, less capex, less distributions to non-controlling interests and adjusted for one-time items. 6 4 Includes anticipated run-rate revenue synergies of $500 million (at 45% margin) and run-rate cost savings of $900 million; assumes 17.5% tax rate on synergies for purposes of combined free cash flow.

Expanded Geographic and Capabilities Presence

Geography

Fiserv


North America, 95%
International, 5%

First Data


North America, 78%
APAC, 4%
LATAM, 5%
EMEA, 13%

Combined


North America, 85%
APAC, 2%
LATAM, 3%
EMEA, 10%

Capabilities

Fiserv


Payments, 56%
Financial, 44%

First Data[1]


Card-based solutions, 36%
Merchant acquiring, 64%

Combined


Payments, 45%
Financial, 17%
Merchant acquiring, 38%

Note: Based on financials as of the last twelve months ended 9/30/2018; excluding contribution from revenue synergies.
[1] Card-based solutions includes Global Financial Solutions and Network and Security Solutions segments; Merchant acquiring includes Global Business Solutions segment.

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First Data

What happens next? With our typical focus: › Serving our clients and partners › Meeting our goals › Running the business of First Data 8What happens next? With our typical focus: › Serving our clients and partners › Meeting our goals › Running the business of First Data 8

What’s on your mind: Additional topics Owner-associate questions to date Benefits/ Equity Brand compensation Where to find Media/rumors Culture updates 9What’s on your mind: Additional topics Owner-associate questions to date Benefits/ Equity Brand compensation Where to find Media/rumors Culture updates 9

Where to learn more OA Resources Page Search First Data Frank’s (Regularly Updated) Today for “Fiserv” Town Hall Replay Direct ongoing questions to: merger.questions@firstdata.com 10Where to learn more OA Resources Page Search First Data Frank’s (Regularly Updated) Today for “Fiserv” Town Hall Replay Direct ongoing questions to: merger.questions@firstdata.com 10

Where to learn more – Key resources Download and read: › Rules of the Road › Client Letter › Fact Sheet › More to come … 11Where to learn more – Key resources Download and read: › Rules of the Road › Client Letter › Fact Sheet › More to come … 11

Where to learn more Follow fiserv.com and social channels 12Where to learn more Follow fiserv.com and social channels 12

Thank you! Your hard work and sacrifice helped us reach a new milestone.Thank you! Your hard work and sacrifice helped us reach a new milestone.

Important info and where to find it This communication is being made in respect of the proposed merger transaction between First Data Corporation (“First Data”) and Fiserv, Inc. (“Fiserv”). In connection with the proposed merger, Fiserv will file with the SEC a registration statement on Form S-4 that will include the joint proxy and consent solicitation statement of First Data and Fiserv and a prospectus of Fiserv, as well as other relevant documents regarding the proposed transaction. A definitive joint proxy and consent solicitation statement/prospectus will also be sent to First Data stockholders and Fiserv shareholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy and consent solicitation statement/prospectus, as well as other filings containing information about First Data and Fiserv, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Data by accessing First Data’s website at investor.firstdata.com or from Fiserv by accessing Fiserv’s website at investors.fiserv.com. Copies of the joint proxy and consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to First Data Investor Relations at Investor Relations, First Data, 5565 Glenridge Connector NE, Suite 2000, by calling 212-266-3565, or by sending an e- mail to peter.poillon@firstdata.com or to Fiserv Investor Relations at Investor Relations, Fiserv, 255 Fiserv Drive Brookfield, WI 53045, by calling 800-425-3478 or by sending an e-mail to investor.relations@fiserv.com. First Data and Fiserv and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Data stockholders and Fiserv shareholders in respect of the transaction described in the joint proxy and consent solicitation statement/prospectus. Information regarding First Data’s directors and executive officers is contained in First Data’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 29, 2018, which are filed with the SEC. Information regarding Fiserv’s directors and executive officers is contained in Fiserv’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy and consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. FORWARD-LOOKING STATEMENTS Certain of the matters discussed in this communication may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern strategy, plans, projections or intentions. Examples of forward-looking statements include, but are not limited to, all statements made relating to revenue, earnings before net interest expense, income taxes, depreciation and amortization, earnings, margins, growth rates and other financial results for future periods. By their nature, forward-looking statements speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. In addition to factors previously disclosed in First Data’s and Fiserv’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of First Data and Fiserv to terminate the definitive merger agreement between First Data and Fiserv; the outcome of any legal proceedings that may be instituted against First Data, Fiserv or their respective stockholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to First Data’s or Fiserv’s business; a delay in closing the merger; the ability to obtain approval by First Data stockholders and Fiserv shareholders on the expected terms and schedule; difficulties and delays in integrating the First Data and Fiserv businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realizing anticipated cost savings and other anticipated benefits of the merger; business disruptions from the proposed merger that will harm First Data’s or Fiserv’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to First Data’s or Fiserv’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; certain restrictions during the pendency of the merger that may impact First Data’s or Fiserv’s ability to pursue certain business opportunities or strategic transactions; the ability of First Data or Fiserv to retain and hire key personnel; uncertainty as to the long-term value of the common stock of Fiserv following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which First Data and Fiserv operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond First Data’s or Fiserv’s control, such as acts of terrorism. Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither First Data nor Fiserv undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Data’s and Fiserv’s most recent reports on Form 10-K for the year ended December 31, 2017, and any material updates to these factors contained in any of First Data’s and Fiserv’s future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. 14Important info and where to find it This communication is being made in respect of the proposed merger transaction between First Data Corporation (“First Data”) and Fiserv, Inc. (“Fiserv”). In connection with the proposed merger, Fiserv will file with the SEC a registration statement on Form S-4 that will include the joint proxy and consent solicitation statement of First Data and Fiserv and a prospectus of Fiserv, as well as other relevant documents regarding the proposed transaction. A definitive joint proxy and consent solicitation statement/prospectus will also be sent to First Data stockholders and Fiserv shareholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy and consent solicitation statement/prospectus, as well as other filings containing information about First Data and Fiserv, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Data by accessing First Data’s website at investor.firstdata.com or from Fiserv by accessing Fiserv’s website at investors.fiserv.com. Copies of the joint proxy and consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to First Data Investor Relations at Investor Relations, First Data, 5565 Glenridge Connector NE, Suite 2000, by calling 212-266-3565, or by sending an e- mail to peter.poillon@firstdata.com or to Fiserv Investor Relations at Investor Relations, Fiserv, 255 Fiserv Drive Brookfield, WI 53045, by calling 800-425-3478 or by sending an e-mail to investor.relations@fiserv.com. First Data and Fiserv and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Data stockholders and Fiserv shareholders in respect of the transaction described in the joint proxy and consent solicitation statement/prospectus. Information regarding First Data’s directors and executive officers is contained in First Data’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 29, 2018, which are filed with the SEC. Information regarding Fiserv’s directors and executive officers is contained in Fiserv’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy and consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. FORWARD-LOOKING STATEMENTS Certain of the matters discussed in this communication may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern strategy, plans, projections or intentions. Examples of forward-looking statements include, but are not limited to, all statements made relating to revenue, earnings before net interest expense, income taxes, depreciation and amortization, earnings, margins, growth rates and other financial results for future periods. By their nature, forward-looking statements speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. In addition to factors previously disclosed in First Data’s and Fiserv’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of First Data and Fiserv to terminate the definitive merger agreement between First Data and Fiserv; the outcome of any legal proceedings that may be instituted against First Data, Fiserv or their respective stockholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to First Data’s or Fiserv’s business; a delay in closing the merger; the ability to obtain approval by First Data stockholders and Fiserv shareholders on the expected terms and schedule; difficulties and delays in integrating the First Data and Fiserv businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realizing anticipated cost savings and other anticipated benefits of the merger; business disruptions from the proposed merger that will harm First Data’s or Fiserv’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to First Data’s or Fiserv’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; certain restrictions during the pendency of the merger that may impact First Data’s or Fiserv’s ability to pursue certain business opportunities or strategic transactions; the ability of First Data or Fiserv to retain and hire key personnel; uncertainty as to the long-term value of the common stock of Fiserv following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which First Data and Fiserv operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond First Data’s or Fiserv’s control, such as acts of terrorism. Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither First Data nor Fiserv undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Data’s and Fiserv’s most recent reports on Form 10-K for the year ended December 31, 2017, and any material updates to these factors contained in any of First Data’s and Fiserv’s future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. 14

AppendixAppendix

Fiserv by the numbers

nearly
24,000
associates worldwide

more than
25 million
active bill payment users

$5.7 billion
revenue

more than
30 billion
digital payment transactions

12,000
clients in more than 80 countries

$1.2 billion
free cash flow

more than
29 million
card accounts

140 million
deposit accounts

more than
$75 trillion
moved

more than
85 million
online banking users

more than
370 million
eBills delivered

more than
28 million
Mobile banking users

Fortune World's Most Admired Company **5** consecutive years more than
1 in 3
use Fiserv for account processing

32 consecutive years of double-digit adjusted EPS growth

Data as of December 31, 2017. FORTUNE and the World's Most Admired Companies are registered trademarks of Time Inc. and are used under license. From FORTUNE Magazine February 1, 2018, March 1, 2017, March 1, 2016, March 1, 2015, and March 17, 2014. ©2018, 2017, 2016, 2015, and 2014. TIME Inc. used under license. FORTUNE and Time Inc. are not affiliated with, and do not endorse products or services of Fiserv, Inc.

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First Data.